UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the Month of October, 1998



                                TELEGLOBE INC.
                (Translation of registrant's name into English)

      1000, rue de La Gauchetiere ouest, Montreal, Quebec H3B 4X5 Canada
                   (Address of principal executive offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F _____         Form 40-F   X

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                             Yes _____ No   X

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)
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     Teleglobe Inc. ("Teleglobe") and EXCEL Communications, Inc.
     ("EXCEL") entered into a Letter Agreement as of October 14, 1998 in which EXCEL agreed that it would not constitute a breach of Section 7.1(f) (relating to certain termination rights of EXCEL) under the Agreement and Plan of Merger, dated as of June 14, 1998, among Teleglobe, North Merger Sub Corporation and EXCEL in the event that BCE Inc. ("BCE") (which presently owns 24.9% of the outstanding common shares of Teleglobe) should become an owner of in excess of 25% of the outstanding voting stock of Teleglobe, so long as BCE's voting share ownership in Teleglobe does not exceed 33%.










































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                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act, of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  TELEGLOBE INC.



                                  By:   /s/ Andre Bourbonnais
                                     -------------------------
                                     Name:   Andre Bourbonnais
                                     Title:  Vice-President, Legal Affairs
                                             and Corporate Secretary



Date:       October 22, 1998




























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